Exhibit 99.3

Millar Western Forest Products Ltd.
SELECTED FINANCIAL DATA

You should read the selected historical financial data set forth below in conjunction with our financial statements and the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included as Exhibits 99.1 and 99.2 to this report on Form 6-K. The selected historical financial data for the years ended and as at December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited financial statements.

We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 20 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.


                                                                              Year ended December 31,
                                                  ----------------------------------------------------------------------------------
                                                        2002           2003            2004             2005              2006
                                                  ----------------------------------------------------------------------------------
                                                                                    (in thousands)
Statements of earnings data:
Canadian GAAP
Revenue.............................              $   277,903      $   317,428    $   345,826       $ 304,305       $   305,260
Cost of products sold...............                  177,354          197,072        212,451         204,700           202,615
Freight and other distribution costs                   40,994           47,065         47,714          53,415            52,790
Lumber export taxes.................                       --               --             --              --               990
Countervailing and anti-dumping duties                  2,944           11,811         13,657           9,735           (27,683)
Depreciation and amortization.......                   16,731           16,601         15,119          17,664            18,970
General and administration..........                   13,735           13,487         13,657          14,797            12,635
Severance costs.....................                    2,298               --             --              --                --
                                                  ----------------------------------------------------------------------------------
Employees' profit sharing...........                       --              325          2,504              --             4,127
Operating earnings..................                $  23,847      $    31,067    $    41,284           3,994            40,816
Financing expenses-net (2)..........                  (25,885)         (21,365)       (18,328)        (17,555)          (13,547)
Refinancing charges(3)..............                       --          (14,965)            --              --                --
Unrealized exchange gain
     (loss) on long term debt.......                    2,208           47,768         15,751           7,448              (114)
Other (expense) income(4)...........                     (783)          (5,308)          (422)         (4,926)           31,243
                                                  ----------------------------------------------------------------------------------
Earnings (loss) before income taxes.                $     953      $    37,197    $    38,285       $ (11,039)      $    58,398
Income taxes (recovery).............                      445            1,635         10,032          (4,086)           13,773
                                                  ----------------------------------------------------------------------------------
Net earnings (loss).................                $     508      $    35,562    $    28,253       $  (6,953)      $    44,625
                                                  ==================================================================================
U.S. GAAP
Operating earnings..................                $  24,191      $    31,576    $    41,284       $   3,994       $    40,816
Net earnings (loss).................                $   2,087      $    39,452    $    23,831       $  (6,953)      $    44,625

Other data:

Average Exchange Rate (5)...........                $  0.6368      $    0.7186    $    0.7701       $  0.8276       $    0.8844




                                                                                As at December 31,
                                                  ----------------------------------------------------------------------------------
                                                        2002           2003            2004             2005              2006
                                                  ----------------------------------------------------------------------------------
                                                                                    (in thousands)
Balance sheets data:
Canadian GAAP
Cash.....................................           $  35,005      $    72,301    $    95,959       $  43,659       $    64,959
Total assets.............................           $ 321,640      $   345,697    $   358,958       $ 327,705       $   401,027
Long-term debt, including current portion           $ 252,592      $   244,511    $   228,760       $ 221,312       $   236,296
Shareholder's equity.....................           $   2,544      $    38,106    $    66,359       $  44,406       $    89,031
U.S. GAAP
Total assets.............................           $ 321,352      $   350,122    $   358,958       $ 327,705       $   401,027
Shareholder's equity.....................           $   3,076      $    42,528    $    69,006       $  44,406       $    89,031







(1) Comparative statement of earnings and balance sheet data have been restated to reflect the change in accounting policy with respect to, the accounting for asset retirement obligations and other classification changes. See note 2 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(2) Financing expenses-net consists of interest expense, amortization of deferred financing costs and interest income. See note 12 to our audited consolidated financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(3) Refinancing charges relate to the repurchase and redemption of US$160 million aggregate principal amount of our 9 7/8% Senior Notes due 2008.

(4) Other income (expense) includes the gain on sale of power purchase rights, the provision for loss on amounts owing from the Meadow Lake Pulp Limited Partnership, the gain or loss on disposal of property, plant and equipment and foreign exchange gains or losses on working capital and forward exchange contracts. See note 13 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(5) The average of the exchange rates on the last day of each month during the year indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.





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